Exhibit 3
                                                                       ---------



                              WPP GROUP plc ("WPP")


WPP announces that on 14 January 2008 it acquired 384,596 of its own ordinary shares of 10p each for cancellation. The shares were acquired at a price of 599.71016p per share.